UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CNOVA N.V.
(Name of Subject Company)

CNOVA N.V.
(Name of Person(s) Filing Statement)

Ordinary shares, par value €0.05 per share
(Title of Class of Securities)

N20947102
(CUSIP Number of Class of Securities)

Steven Geers
WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands
+31 20 795 06 71

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Adam O. Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

INTRODUCTION

This tender offer solicitation/recommendation statement on Schedule 14d-9 (“Recommendation Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 14d-9 under the Securities Exchange Act of 1934 (the “Exchange Act”) by Cnova N.V. (“Cnova”).

On August 8, 2016, Cnova, Cnova Comércio Electrônico S.A. (“Cnova Brazil”) and Via Varejo S.A. (“Via Varejo”) entered into a Reorganization Agreement providing for the reorganization of Cnova Brazil within Via Varejo (the “Reorganization”). In connection with the Reorganization, Casino, Guichard-Perrachon (“Casino”) executed a letter agreement pursuant to which Casino agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova at a price of $5.50 per share, subject only to completion of the Reorganization. Further, pursuant to a separate letter agreement, CBD agreed not to tender the Cnova shares it owns into Casino’s potential tender offers nor otherwise transfer its Cnova shares prior to the completion of the tender offers.

On October 31, 2016, the Reorganization was completed.

Pursuant to requirements of French law, on December 6, 2016, Casino published a draft note d’information (the “French Offer Document”) in connection with its offer (the “French Offer”) to purchase any and all outstanding ordinary shares, nominal value €0.05 per share, of the Company (“Cnova Ordinary Shares”), from holders of Cnova Ordinary Shares not resident in the United States of America (“Non-U.S. Holders”) who are permitted to participate in the French Offer pursuant to local laws and regulations applicable to those Non-U.S. Holders. Also on December 6, 2016, Cnova published a draft note d’information en réponse (the “French Response Document”), which includes the response of the Cnova board of directors to the French Offer Document. The French Offer is part of the offer to purchase any and all outstanding Cnova Ordinary Shares that was previously announced by Casino in connection with the now completed Reorganization. On December 22, 2016 the French Offer Document received the visa of the visa of the Autorité des Marchés Financiers, the competent regulator of the French Offer, and on December 27, 2016, the French Offer was formally commenced.

Additionally, on December 27, 2016, Casino filed a tender offer statement on Schedule TO-T and commenced a tender offer, pursuant to which it is offering to purchase all outstanding Cnova Ordinary shares held by U.S. Holders (as such term is defined in Rule 14d-1(d) under the Exchange Act) for $5.50 per Cnova Ordinary Share, net to the seller in cash, less any applicable withholding tax, (the “U.S. Offer” and, together with the French Offer, the “Offers”). The U.S. Offer is being made by Casino pursuant to and subject to the terms and conditions set forth in Casino’s offer to purchase, dated December 27, 2016 (the “Offer to Purchase”), which is included as Exhibit (a)(1)(A) to this Recommendation Statement.

The Offers are set to expire at 5:00 p.m. New York City Time on January 25, 2017, unless extended.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

(a) Name and address. Cnova’s name and the address and telephone number of its principal executive offices are:

Cnova N.V.
 WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands
Telephone: +31 20 795 06 71

(b) Securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

“The Offers—Terms of the U.S. Offer—Subject Securities of the U.S. Offer”

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a) Name and address. Cnova’s name and the address and telephone number of its principal executive offices is set forth in response to Item 1(a) above.

(d) Tender offer. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

“The Filing Parties—Casino, Guichard—Perachon”

“Important Information Regarding Casino”

“The Offers—Terms of the U.S. Offer”

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005

(d) Conflicts of Interest. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“Special Factors—Certain Effects”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Transaction Agreements Related to the Offers”

“Interests of Certain Persons in the Offers; Intent to Tender into the Offers”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

(a) Solicitation or recommendation. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers—Recommendation of the Cnova Transaction Committee and the Cnova Board of Directors; Fairness of the Offers”

“Special Factors—Purposes and Reasons for the Offers—Purposes and Reasons of the Cnova Transaction Committee and the Cnova Board of Directors for the Offers”

“Appendix B – Fairness Opinion of Eight Advisory France S.A.S.”

The information contained in following exhibit to this Recommendation Statement is incorporated herein by reference:

Exhibit (a)(2)—Cnova N.V. Position Statement, dated December 23, 2016.

(b) Reasons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers—Recommendation of the Cnova Transaction Committee and the Cnova Board of Directors; Fairness of the Offers”

“Special Factors—Purposes and Reasons for the Offers—Purposes and Reasons of the Cnova Transaction Committee and the Cnova Board of Directors for the Offers”

“Special Factors—Certain Effects of the Transactions”

“Appendix B – Fairness Opinion of Eight Advisory France S.A.S.”

The information contained in following exhibit to this Recommendation Statement is incorporated herein by reference:

Exhibit (a)(2)—Cnova N.V. Position Statement, dated December 23, 2016

(c) Intent to tender. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Interests of Certain Persons in the Offers; Intent to Tender Into the Offers”

“Transaction Agreements Related to the Offers—The Casino-Cnova Undertakings Letter”

“Transaction Agreements Related to the Offers—The Casino and CBD Letters”

The information contained in following exhibit to this Recommendation Statement is incorporated herein by reference:

Exhibit (e)(2)—Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a) Solicitations or recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“The Offers—Persons/Assets, Retained, Employed, Compensated or Used”

“The Offers—Fees and Expenses”

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Interests of Certain Persons in the Offers; Intent to Tender Into the Offers”

“Important Information Regarding Cnova—Security Ownership of Certain Beneficial Owners”

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(d) Subject company negotiations.

None.

ITEM 8.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(b) Not Applicable.

(c) Other Material Information.

None.

ITEM 9.	EXHIBITS.

The following exhibits are filed with this Recommendation Statement:

Exhibit No.	Description
(a)(1)(A)
Offer to Purchase of Casino, Guichard-Perrachon, dated December 27, 2016 (incorporated herein by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO of Casino, Guichard-Perrachon, filed with the SEC on December 27, 2016).

(a)(1)(B)
Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of the Tender Offer Statement on Schedule TO-T filed by Casino, Guichard-Perrachon filed with the SEC on December 27, 2016).

(a)(1)(C)
Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) of the Tender Offer Statement on Schedule TO-T filed by Casino, Guichard-Perrachon filed with the SEC on December 27, 2016).

(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) of the Tender Offer Statement on Schedule TO-T filed by Casino, Guichard-Perrachon with the SEC on December 27, 2016).

(a)(1)(E)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) of the Tender Offer Statement on Schedule TO-T filed by Casino, Guichard-Perrachon with the SEC on December 27, 2016).

(a)(1)(F)
Form of Summary Advertisement as published in The Wall Street Journal on May 26, 2016 (incorporated herein by reference to Exhibit (a)(1)(F) of the Tender Offer Statement on Schedule TO-T filed by Casino, Guichard-Perrachon with the SEC on December 27, 2016).

Exhibit No.	Description
(a)(1)(G)
Joint Press Release of Casino, Guichard-Perrachon S.A. and Cnova N.V., dated December 27, 2016 (incorporated herein by reference to Exhibit (a)(1)(F) of the Tender Offer Statement on Schedule TO-T filed by Casino, Guichard-Perrachon with the SEC on December 27, 2016).

(a)(1)(H)	Fairness Opinion of Eight Advisory France S.A.S. on the U.S. Offer, dated December 1, 2016 (included as Appendix B to Exhibit (a)(1)(A) of this Recommendation Statement).

(a)(1)(J)	English Translation of J.P. Morgan Valuation Report Summary (included as Appendix C to Exhibit (a)(1)(A) of this Recommendation Statement).

(a)(2)	Cnova N.V. Position Statement, dated December 23 2016.*

(a)(3)
Transaction Statement on Schedule 13E-3 (incorporated herein by reference to Amendment No. 7 to the Transaction Statement on Schedule 13E-3 filed by Cnova N.V., Casino, Guichard-Perrachon and Companhia Brasileira de Distribuição with the SEC on December 27, 2016).

(a)(5)(A)
French Offer Document, dated December 6, 2016 (incorporated herein by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO of Casino, Guichard-Perrachon, filed with the SEC on December 23, 2016).

(a)(5)(B)	French Response Document, dated December 6, 2016.*

(e)(1)
Reorganization Agreement by and among Via Varejo S.A., Cnova Comércio Electrônico S.A. and Cnova N.V., dated August 8, 2016 (incorporated herein by reference to Exhibit (d)(1) to the Transaction Statement on Schedule 13E-3 filed by Cnova, N.V., Via Varejo S.A., Companhia Brasileira de Distribuição, and Casino, Guichard-Perrachon with the SEC on August 23, 2016).

(e)(2)
Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016 (incorporated herein by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO of Casino, Guichard-Perrachon, filed with the SEC on August 9, 2016).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CNOVA N.V.

By:	/s/ Steven Geers
Name:	Steven Geers
Title:	General Counsel

Dated: December 27, 2016